================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             CROWN JEWEL RESOURCES CORP.

                   ------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.00005 PER SHARE

            -------------------------------------------------------
                         (Title of Class of Securities)

                                  228390100

                             ---------------------
                                 (CUSIP Number)

                                MARC A. PALAZZO
                               PARK VANGUARD LLC
                           C/O 805 3RD AVENUE, 21ST FLOOR
                              NEW YORK, NY  10022

                                 (212) 593-3100

         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 8, 2000

         ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

================================================================================


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              PARK VANGUARD LLC

                         88-0461584

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
                                                                    [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             25,000,000 SHARES

     NUMBER OF

      SHARES       -------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY             0 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                              25,000,000 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                   0 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 LLC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                LABYRINTH ENTERPRISES LLC

                      88-0463003

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             0 SHARES

     NUMBER OF

      SHARES       -------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY              25,000,000 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                                0 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                    25,000,000 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 LLC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   LD TRUST

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           US

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             0 SHARES

     NUMBER OF

      SHARES       -------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY              25,000,000 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                                0 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                    25,000,000 0 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 OTHER

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      MARC A. PALAZZO

                         ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             0 SHARES

     NUMBER OF

      SHARES       -------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY              25,000,000 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                                0 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                    25,000,000 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      ZEKI KOCHISARLI

                         ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             200,000 SHARES

     NUMBER OF

      SHARES       -------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY              25,000,000 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                                200,000 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                    25,000,000 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      DORON WEINBERG

                         ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                             0 SHARES

     NUMBER OF

      SHARES    ----------------------------------------------------------------

                     8     SHARED VOTING POWER
   BENEFICIALLY              25,000,000 SHARES

     OWNED BY

                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

                                0 SHARES

    REPORTING

      PERSON       -------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
       WITH                    25,000,000 SHARES

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           25,200,000 SHARES

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            90.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                 IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

      This Statement on Schedule 13D is filed with respect to the common stock, par value $0.00005 per share (the "Common Stock"), of Crown Jewel Resources Corp. a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 805 THIRD AVENUE 21ST floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is filed by Park Vanguard LLC, a Nevada limited liability company ("Park"); Labyrinth Enterprises LLC, a Nevada limited liability company("Labyrinth")(collectively the LLCs); LD Trust, a Delaware based trust ("LD"); and Marc A. Palazzo and Zeki Kochisarli, each of whom is a manager of Park (the "Managers"), and Doron Weinberg, trustee of LD (the "Trustee") (collectively, the "Filing Persons"). The Filing Persons disclaim beneficial ownership of the securities reported herein except to the extent such securities are owned directly by any of them, respectively.

      The LLCs are private investment vehicles formed for the purpose of investing in transactions sponsored by LD. The principal business address of each of the Filing Persons IS C/O PARK VANGUARD LLC 805 THIRD AVENUE, 21ST floor, New York, New York 10022. The present principal occupation of each Manager and the Trustee, respectively, is as follows: Mr. Palazzo, President of Labyrinth, Park and the Company; Mr. Kochisarli, Executive Vice President and Director of the Company and Mr. Weinberg, attorney Weinberg & Wilder. Each is a citizen of the United States.

      During  the  last  five  years,  none  of  the  Filing  Persons  has  been
(i)convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The LLCs acquired beneficial ownership of 20,000,000 shares On June 8, 2000, an agreement was entered into between the Company and Park Vanguard LLC, a Nevada limited liability company ("Park") pursuant to which Park simultaneously contributed $5.1 million in assets to the Company in exchange for, at that time, a 92.2% interest in the Company, or 20,000,000 shares. As a result of the transaction, a new Board of Directors and Officers were elected as follows: Marc
A. Palazzo, President and Chairman of the Board, Zeki Kochisarli, Secretary and Director, and Walter Greenfield, Director. Mr. Palazzo and Mr. Greenfield were on the Board prior to the transaction. The principal assets contributed to the Company were machinery and equipment and equity in real estate for the manufacture of fine gold, platinum and silver jewelry and a technology that has a proprietary process to make gem quality diamonds and enhance the color of natural diamonds.

Mr. Kochisarli acquired personally an additional 200,000 shares pursuant to the Company Stock Incentive Plan on June 15, 2000, as filed with the Securities and Exchange Commission and incorporated herein by reference. The foregoing is qualified in its entirety by reference to the Management Agreement and Warrant Agreement, which were filed as Exhibits to the Company 8-K filed June 19, 2000, and are incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The principal assets were contributed to the Company to establish the manufacturing of fine gold, platinum and silver jewelry and the development of the technology that has a proprietary process to make gem quality diamonds and enhance the color of natural diamonds.

      Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the

Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at anytime or from time to time (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended (the "Securities Act"), and subject to the other restrictions described in Item 6).

The  foregoing  is  qualified  in its  entirety  by  reference  to  the  amended
Certificate of incorporation and By-laws, which were filed as Exhibits to the Company Registration Statement filed on Form S-8, filed June 15, 2000, and are incorporated herein by reference.

      Except as disclosed herein, none of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of June 18, 2000, each of the LLCs and LD and Mr. Palazzo and Mr. Weinberg may be deemed to own beneficially an aggregate of 20,000,000 shares of Common Stock. As of June 18, 2000, there are 22,955,796 shares of Common Stock outstanding. Park also has a warrant to acquire 5,000,000 shares of common stock (the "Warrant") of the Company. Based on the foregoing, each of the LLCs and LD and Mr. Palazzo and Mr. Weinberg may be deemed to own beneficially in the aggregate approximately 89.4% of the outstanding shares of Common Stock. Each of the LLCs and LD and Mr. Palazzo and Mr. Weinberg disclaim beneficial ownership of securities reported herein except to the extent such securities are owned directly by either of such each of the LLCs and LD and Mr. Palazzo and Mr.

Weinberg.

     As of June 18, 2000, Mr. Kochisarli may be deemed to own beneficially an aggregate of 20,200,000 shares including 200,000 shares of Common Stock owned personally. Including such Warrant, Mr. Kochisarli may be deemed to own beneficially approximately 90.1% of the outstanding shares of Common Stock. Mr. Kochisarli disclaims beneficial ownership of the securities reported herein.

      None of the Filing Persons beneficially owns any shares of Common Stock other than as set forth herein.

      (b) Each Filing Person has the sole power to vote or direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 1-11 above.

      (c) Except as set forth in Item 3, no transactions in the Common Stock were effected by the Filing Persons during the past 60 days.

      (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Company and Park, are parties to a Warrant Agreement, dated as of June 2000 (the "Warrant Agreement"). Pursuant to the Warrant Agreement Park has the option to purchase from the Company 5,000,000 shares of Common Stock for $.1875 per share until December 31, 2003. The foregoing is qualified in its entirety by reference to the Warrant Agreement, which is filed as Exhibit to the 8-K filed June 19, 2000, and incorporated herein by reference.

ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on form S-8, filed June 15, 2000).

2. Form of Amended and  Restated By Laws  (incorporated  herein by  reference to
Exhibit 3.2 to the Company's  Registration Statement on form S-8, filed June 15,
2000).

3. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on form S-8, filed June 15, 2000).

4. Capital Contribution and Stock Purchase Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit
10.3 to the Company's 8-K, filed June 19, 2000.

5. Management Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit 10.4 to the Company's 8-K, filed June 19, 2000).

6. Warrant Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit 10.5 to the Company's 8-K, filed June 19, 2000).

7. Joint Filing Agreement, dated as of June 18, 2000.

8. Powers of Attorney.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2000

                              PARK VANGUARD LLC

                                  *
                              By: Marc A. Palazzo
                                   Manager

                              LABYRINTH ENTERPRISES LLC

                                  *
                              By: Marc A. Palazzo
                                   Manager

                              LD TRUST

                                   *
                              By: Doron Weinberg
                                   Trustee

                                   *
                                  -----------------------------------
                                 Marc A. Palazzo

                                   *
                                  -----------------------------------
                                 Zeki Kochisarli

                                   *
                                 -----------------------------------
                                 Doron Weinberg

*  By:  /s/ Marc A. Palazzo
        Marc A. Palazzo
        Attorney-in-Fact

                               INDEX OF EXHIBITS

1. Form of Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on form S-8, File No.

333-71937).

2. Form of Amended and  Restated By Laws  (incorporated  herein by  reference to
Exhibit 3.2 to the Company's Registration Statement on form S-8, File No. 333-71937).

3. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on form S-8, File No. 333-71937).

4. Capital Contribution and Stock Purchase Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit
10.3 to the Company's 8-K, File No. 333-71937

5. Management Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit 10.4 to the Company's 8-K, File No. 333- 71937).

6. Warrant Agreement, dated as of June 8, 2000, by and between the Company and Park (incorporated herein by reference to Exhibit 10.5 to the Company's 8-K, File No. 333- 71937).

7. Joint Filing Agreement, dated as of June 18, 2000.

8. Powers of Attorney.